EXHIBIT 99.1

Press Release dated June 21, 2005 announcing the departure of Chief Financial Officer, Ruggero Caterini.

TIM Hellas Telecommunications SA

TIM HELLAS ANNOUNCES THE DEPARTURE OF CHIEF FINANCIAL OFFICER, RUGGERO CATERINI

ATHENS, June 21, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced that effective as of June 15, 2005, Mr. Ruggero Caterini has resigned from his position of Chief Financial Officer.

Following the successful closing of the acquisition of a controlling stake in TIM Hellas by Troy GAC Telecommunications S.A., an acquisition company owned by private equity funds advised by Apax Partners and Texas Pacific Group, Mr. Caterini has terminated his employment with the company and has announced his intention to return to the Telecom Italia Group.

TIM Hellas thanks Mr. Caterini for his years of service and wishes him every success in his future endeavors.

Mr. Caterini’s successor will be announced in due course.

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Investor Relations:
Rania Bilalaki
+30 210 615 8585
ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM name and trademark is licensed by TIM Italia S.p.A.
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.